Erickson Incorporated

5550 SW Macadam Avenue, Suite 200

Portland, Oregon 97239

April 30, 2014

VIA EDGAR

Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Re:	Erickson Incorporated
Registration Statement on Form S-4 filed April 3, 2014, as amended by
Amendment No. 1 to Registration Statement on Form S-4 filed April 23, 2014
File No. 333-195026

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective May 2, 2014 at 1:00 p.m. Eastern Time, or as soon thereafter as practicable. Please call Carey S. Roberts at (212) 841-1034 to provide notice of effectiveness.

In connection with this request for effectiveness, Erickson Incorporated (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Erickson Incorporated

By:	/s/ Edward T. Rizzuti
Edward T. Rizzuti
Vice President, General Counsel, and Corporate Secretary

cc:	Michael Reed, Esq.
Carey Roberts, Esq.